UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s BRL225,000,000
9.25 per cent. Notes due 30 April 2013
payable in United States Dollars

Filed pursuant to Rule 3 of Regulation AD
Dated:  April 30, 2010

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of BRL225,000,000 principal amount of 9.25 per cent. Notes due 30 April 2013 payable in United States dollars (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).
Item 1.                     Description of Obligations
The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated July 20, 2005 (the “Prospectus”), which was previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated April 28, 2010 (the “Pricing Supplement”), which was previously filed under a report of the ADB dated April 28, 2010.  Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2010, was filed under a report of the ADB dated April 28, 2010.
The global agent of the ADB with respect to the Notes is Citibank, N.A., 1 Northwall Quay, Dublin 1, Ireland.
Item 2.                     Distribution of Obligations
See the Prospectus, pages 58 to 60 and the Pricing Supplement.
As of April 28, 2010, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated April 28, 2010, with The Toronto-Dominion Bank, Deutsche Bank AG, London Branch, Royal Bank of Canada Europe Limited and Zurich Cantonalbank (collectively, the “Managers”), pursuant to which the ADB has agreed to issue, and the Managers have jointly and severally agreed to purchase, a principal amount of the Notes aggregating BRL225,000,000 for an issue price of 100.9375 per cent. of the principal amount less a management and underwriting fee of 0.1875 per cent. of the principal amount and a selling concession of 1.1875 per cent. of the principal amount, translated into U.S. dollars at the USD/BRL exchange rate of 1.742.

The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale.  It is expected that the delivery of the Notes will be made on or about April 30, 2010.

The Managers propose to offer all the Notes to the public at the public offering price of 100.9375%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount

The Toronto-Dominion Bank	BRL210,000,000
Deutsche Bank AG, London Branch	5,000,000
Royal Bank of Canada Europe Limited	5,000,000
Zurich Cantonalbank	5,000,000
Total	BRL225,000,000

Item 3.	Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit Total in BRL Total in U.S.$	100.9375% BRL227,109,375.00 U.S.$130,372,775.55	1.375% BRL3,093,750.00 U.S.$1,775,975.89	99.5625% BRL224,015,625.00 U.S.$128,596,799.66

Item 4.                    Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.                    Other Expenses of Distribution

Item	Amount

Legal Fees	$45,000*
Listing Fees (Luxembourg)	$ 5,000*

*           Asterisks indicate that expenses itemized above are estimates.

Item 6.                    Application of Proceeds
See the Prospectus, page 5.
Item 7.                    Exhibits

(a)	(i)	Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.
	(ii)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.
(b)	Copy of an opinion of counsel as to the legality of the Notes.
(c)	Terms Agreement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.
(d)	(i)	Information Statement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.
	(ii)	Pricing Supplement dated April 28, 2010, previously filed under a report of the ADB dated April 28, 2010.